SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Scully Royalty Ltd.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

G7T96K107
(CUSIP Number)

Neil S. Subin, 2336 SE Ocean Blvd., Suite 400, Stuart, Florida 34996 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,842,087(1)
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 1,842,087(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,842,087(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 48,483 shares of common stock owned of record by MILFAM LLC; (ii) 31,033 shares of common stock owned of record by Catherine C. Miller Irrevocable Trust dtd 3/26/91; (iii) 44,911 shares of common stock owned of record by Catherine C Miller Trust A-3; (iv) 215,042 shares of common stock owned of record by Catherine Miller Trust C; (v) 20,658 shares of common stock owned of record by Kimberley S. Miller GST Trust dtd 12/17/1992; (vi) 188,687 shares of common stock owned of record by LIMFAM LLC; (vii) 163,005 shares of common stock owned of record by LIM III Estate LLC; (viii) 64,715 shares of common stock owned of record by Lloyd I. Miller Trust A-1; (ix) 28,355 shares of common stock owned of record by Trust D c/u Lloyd I. Miller Irrevocable Trust Amended and Restated September 20, 1983; (x) 5,330 shares of common stock owned of record by Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91; (xi) 32,693 shares of common stock owned of record by Miller Great Grandchildren Trust; (xii) 176,735 shares of common stock owned of record by Susan F. Miller Spousal Trust A-4; (xiii) 176,734 shares of common stock owned of record by Miller Family Education and Medical Trust; (xiv) 150,282 shares of common stock owned of record by MILFAM I L.P.; (xv) 428,563 shares of common stock owned of record by MILFAM II L.P.; (xvi) 26,611 shares of common stock owned of record by MILFAM III LLC and (xvii) 40,250 shares of common stock owned of record by Susan F. Miller. Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or advisor of a number of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, and he also serves as trustee of a number of the foregoing trusts for the benefit of the family of the late Mr. Lloyd I. Miller, III, consequently, he may be deemed the beneficial owner of the shares specified in clauses (i) through (xvii) of the preceding sentence. Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of Scully Royalty Ltd. (the “Issuer”) common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON MILFAM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,712,123(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,712,123(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,712,123(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 44,911 shares of common stock owned of record by Catherine C Miller Trust A-3; (ii) 215,042 shares of common stock owned of record by Catherine Miller Trust C; (iii) 188,687 shares of common stock owned of record by LIMFAM LLC; (iv) 163,005 shares of common stock owned of record by LIM III Estate LLC; (v) 64,715 shares of common stock owned of record by Lloyd I. Miller Trust A-1; (vi) 176,735 shares of common stock owned of record by Susan F. Miller Spousal Trust A-4; (vii) 176,734 shares of common stock owned of record by Miller Family Education and Medical Trust; (viii) 150,282 shares of common stock owned of record by MILFAM I L.P.; (ix) 428,563 shares of common stock owned of record by MILFAM II L.P.; (x) 26,611 shares of common stock owned of record by MILFAM III LLC; and (xi) 48,483 shares of common stock owned of record by MILFAM LLC. MILFAM LLC serves as manager, general partner, or advisor of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, consequently, it may be deemed the beneficial owner of the shares specified in clauses (i) through (xi) of the preceding sentence. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of the Issuer common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON Alimco Re Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Islands of Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,320
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 166,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of the Issuer common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON Catherine C. Miller Irrevocable Trust dtd 3/26/91
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,033
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of the Issuer common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON Catherine C Miller Trust A-3
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,911
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,911
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,911
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of the Issuer common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON Catherine Miller Trust C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 215,042
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 215,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of the Issuer common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON Kimberley S. Miller GST Trust dtd 12/17/1992
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,658
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of the Issuer common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON LIMFAM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 188,687
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 188,687
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,687
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of the Issuer common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON LIM III Estate LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 163,005
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 163,005
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of the Issuer common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON Lloyd I. Miller Trust A-1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,715
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of the Issuer common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON Trust D c/u Lloyd I. Miller Irrevocable Trust Amended and Restated September 20, 1983
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,355
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of the Issuer common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,330
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,330
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of the Issuer common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON Miller Great Grandchildren Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,693
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,693
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,693
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of the Issuer common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON Susan F. Miller Spousal Trust A-4
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 176,735
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 176,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of the Issuer common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON Miller Family Education and Medical Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 176,734
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 176,734
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of the Issuer common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON MILFAM I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 150,282
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 150,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%(1)
14	TYPE OF REPORTING PERSON PN

(1)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of the Issuer common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON MILFAM II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 428,563
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 428,563
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%(1)
14	TYPE OF REPORTING PERSON PN

(1)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of the Issuer common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON MILFAM III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,611
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of the Issuer common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

CUSIP No.	G7T96K107

1	NAME OF REPORTING PERSON Susan F. Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%(1)
14	TYPE OF REPORTING PERSON IN

(1)	The percentage reported in this Schedule 13D is based upon 14,822,251 shares of the Issuer common stock outstanding as of November 21, 2023 (according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023).

EXPLANATORY NOTE

Certain of the shares of common stock of the Issuer to which this Schedule 13D (this “Schedule 13D”) relates were previously reported by the certain Reporting Persons (as defined below) on Schedule 13G/A filed with the SEC on February 7, 2022. The shares held by the Miller Entities (as defined below) do not include those shares held by Alimco Re Ltd. Mr. Subin, MILFAM LLC and the Miller Entities on the one hand, and Alimco Re Ltd. on the other hand, respectively disclaim (i) the existence of, and membership in, a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and (ii) beneficial ownership of the securities reported by the other reporting persons. This Schedule 13D is also being filed to report that the Reporting Persons have nominated directors for election at the upcoming Annual General Meeting of Shareholders of the Issuer, to be held on December 29, 2023. This Schedule 13D shall be deemed to be a conversion of the Schedule 13G/A set forth above.

Introduction

This Schedule 13D is filed with the SEC on behalf of (i) Neil S. Subin; (ii) MILFAM LLC; (iii) Alimco Re Ltd., (“Alimco Re”); (iv) Catherine C. Miller Irrevocable Trust dtd 3/26/91; (v) Catherine C Miller Trust A-3; (vi) Catherine Miller Trust C; (vii) Kimberley S. Miller GST Trust dtd 12/17/1992; (viii) LIMFAM LLC; (ix) LIM III Estate LLC; (x) Lloyd I. Miller Trust A-1; (xi) Trust D c/u Lloyd I. Miller Irrevocable Trust Amended and Restated September 20, 1983; (xii) Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91; (xiii) Miller Great Grandchildren Trust; (xiv) Susan F. Miller Spousal Trust A-4; (xv) Miller Family Education and Medical Trust (xvi) MILFAM I L.P.; (xvii) MILFAM II L.P.; (xviii) MILFAM III LLC; and (xix) Susan F. Miller (each person and entity named in items (i) through (xix), collectively, the “Reporting Persons”, the entities named in items (iv) through (xviii) together, the “Miller Entities”) relating to the common stock of the Issuer.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock of the Issuer, whose principal executive offices are located at Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336.

Item 2. Identity and Background

(a), (b), (c) and (f). This statement is filed by:

(i) Mr. Subin, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Subin’s principal occupation is investing assets held, among others, by or on behalf of or for the benefit of the Miller Entities and other entities. Mr. Subin is a United States citizen.

(ii) MILFAM LLC, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MILFAM LLC is managing and investing assets held, among others, by or on behalf of or for the benefit of, and advising, certain of the Miller Entities and other entities. MILFAM LLC is a limited liability company formed under the laws of Delaware. Mr. Subin is the manager of MILFAM LLC.

(iii) Alimco Re, whose principal executive offices are located at c/o Strategic Risk Solutions, Cumberland House, 6th Floor, 1 Victoria Street, Hamilton HM 12, Bermuda. The principal business of Alimco Re is reinsurance. Alimco Re is a corporation formed under the laws of the Islands of Bermuda.

(iv) Catherine C. Miller Irrevocable Trust dtd 3/26/91, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Catherine C. Miller Irrevocable Trust dtd 3/26/91 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Catherine C. Miller Irrevocable Trust dtd 3/26/91.

(v) Catherine C Miller Trust A-3, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Catherine C Miller Trust A-3 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is the Investment Advisor of Catherine C Miller Trust A-3.

(vi) Catherine Miller Trust C, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Catherine Miller Trust C is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is the Investment Advisor of Catherine Miller Trust C.

(vii) Kimberley S. Miller GST Trust dtd 12/17/1992, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Kimberley S. Miller GST Trust dtd 12/17/1992 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Kimberley S. Miller GST Trust dtd 12/17/1992.

(viii) LIMFAM LLC, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of LIMFAM LLC is to hold investments. LIMFAM LLC is a limited liability company formed under the laws of Delaware. MILFAM LLC is the manager of LIMFAM LLC.

(ix) LIM Estate, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of LIM Estate is to hold investments. LIM Estate is a limited liability company formed under the laws of Delaware. MILFAM LLC is the manager of LIM Estate.

(x) Lloyd I. Miller Trust A-1, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Lloyd I. Miller Trust A-1 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is the Investment Advisor of Lloyd I. Miller Trust A-1.

(xi) Trust D c/u Lloyd I. Miller Irrevocable Trust Amended and Restated September 20, 1983, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Trust D c/u Lloyd I. Miller Irrevocable Trust Amended and Restated September 20, 1983 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Trust D c/u Lloyd I. Miller Irrevocable Trust Amended and Restated September 20, 1983.

(xii) Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91.

(xiii) Miller Great Grandchildren Trust, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Miller Great Grandchildren Trust is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Miller Great Grandchildren Trust.

(xiv) Susan F. Miller Spousal Trust A-4, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Susan F. Miller Spousal Trust A-4 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Susan F. Miller Spousal Trust A-4.

(xv) Miller Family Education and Medical Trust, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Miller Family Education and Medical Trust is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Miller Family Education and Medical Trust.

(xvi) MILFAM I L.P, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MILFAM I L.P. is as an investment fund. MILFAM I L.P. is a limited partnership formed under the laws of Delaware. MILFAM LLC is the general partner of MILFAM I L.P.

(xvii) MILFAM II L.P., whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MILFAM II L.P. is as an investment fund. MILFAM II L.P. is a limited partnership formed under the laws of Delaware. MILFAM LLC is the general partner of MILFAM II L.P.

(xviii) MILFAM III LLC, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MILFAM III LLC is as an investment fund. MILFAM III LLC is a limited liability company formed under the laws of Delaware. MILFAM LLC is the manager of MILFAM III LLC.

(xix) Susan F. Miller, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Ms. Miller’s principal occupation is homemaker. Ms. Miller is a United States citizen.

Additional Information

The names, addresses and principal occupations of each of Alimco Re’s executive officers and board of directors and any other persons ultimately in control of those entities are set forth below.

Alimco Re

John Christopher Dougherty, Chief Executive Officer, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Dougherty’s principal occupation is management of Alimco and its subsidiaries. Mr. Dougherty, is a United States citizen.

Jonathan Marcus, Director, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Marcus’ principal occupation is the management of Alimco and its subsidiaries. Mr. Marcus is a United States citizen.

Robert Forness, Director, whose principal business address is 16 Burnaby Street, Hamilton Bermuda. Mr. Forness’ principal occupation is as Chief Executive Officer of Multi-Strat Holdings Ltd, a reinsurance firm headquartered in Bermuda. Mr. Forness is a United States citizen.

Dennis Johnson, Director, whose principal business address is 2928 Armfield Ave., Burlington, North Carolina 27215. Mr. Johnson’s principal occupation is as an advisor to the insurance industry. Mr. Johnson is a United States citizen.

(d)

No Reporting Person has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Persons, no person specified by Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, no persons specified by Instruction C, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of trusts for the benefit of the family of Mr. Miller (the “Miller Family”).

The aggregate purchase price of the 1,842,087 shares beneficially owned by Mr. Subin, as manager of MILFAM LLC serving as manager, general partner, or advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III, and as trustee of the trusts for the benefit of the Miller Family, is approximately $12,746,468.03, excluding brokerage commissions.

The aggregate purchase price of the 166,320 shares owned by Alimco Re Ltd. is approximately $282,286.48, excluding brokerage commissions.

The sources of funds for each Reporting Person are set forth on the cover page of this Schedule 13D and are incorporated by reference into this Item 3.

Item 4. Purpose of the Transaction

The common stock owned by the Reporting Persons was initially acquired for investment purposes. Recently, the Reporting Persons decided to take an activist investment position in respect of their investment and have nominated four (4) director nominees for election at the upcoming Annual General Meeting of Shareholders of the Issuer, to be held on December 29, 2023. As of the date of this filing, other than submitting its director nominees, the Reporting Persons have not come to any conclusions about their objectives for the Issuer, its board or management, or otherwise with respect to their involvement with the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the common stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Persons may from time to time take such actions with respect to its investment in the Issuer as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of the shares of common stock (or other securities of the Issuer); (ii) changing their current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, and direct acquisitions from or dispositions to the Issuer.

As of the date of this filing, except as set forth in this Schedule 13D, the Reporting Persons currently do not have any plans or proposals that relate to or would result in activities described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by each Reporting Person. The percentage reported in this Schedule 13D is based upon 14,822,251 shares of common stock outstanding as of November 21, 2023, according to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 1, 2023.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of common stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits:

Exhibit 1	Joint Filing Agreement, dated December 11, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2023

/s/ Neil S. Subin
Neil S. Subin

MILFAM LLC

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

ALIMCO RE LTD.

By:	/s/ J Christopher Dougherty
Name:	J Christopher Dougherty
Title:	CEO

CATHERINE C. MILLER IRREVOCABLE TRUST DTD 3/26/91

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

CATHERINE C. MILLER TRUST A-3

By:	MILFAM LLC
Its:	Investment Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

CATHERINE MILLER TRUST C

By:	MILFAM LLC
Its:	Investment Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

KIMBERLEY S. MILLER GST TRUST DTD 12/17/1992

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

LIMFAM LLC

By:	MILFAM LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

LIM III ESTATE LLC

By:	MILFAM LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

LLOYD I. MILLER TRUST A-1

By:	MILFAM LLC
Its:	Investment Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Trust D c/u Lloyd I. Miller Irrevocable Trust Amended and Restated September 20, 1983

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

Miller Great Grandchildren Trust

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

SUSAN F. MILLER SPOUSAL TRUST

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

MILLER FAMILY EDUCATION AND MEDICAL TRUST

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

MILFAM I L.P.

By:	MILFAM LLC
Its:	General Partner

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

MILFAM II L.P.

By:	MILFAM LLC
Its:	General Partner

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

MILFAM III LLC

By:	MILFAM LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

/s/ Susan F. Miller
Susan F. Miller